MK

[redacted]

14045962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 6 2014

SEC FILE NUMBER
8- 53494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave. Suite 350 (Address) Raleigh (City) NC (State) 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/13

OATH OR AFFIRMATION

I, Paul D Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Dorothy Moravec

Notary Public

my commission expires 4/26/16

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Triangle Securities, LLC (the "Company") which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity and cash flows for the years then ended and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages 13 through 15 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 13 through 15 is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 21, 2014

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2013 and 2012

		2013	2012
Assets			
Current assets:			
Cash and cash equivalents	$	54,316	49,407
Commissions receivable		7,321	11,237
Prepaid expenses and other assets		8,011	12,243
Due from related party		804	-
Total current assets		70,452	72,887
Property and equipment, net		37,470	49,569
	$	107,922	122,456
Liabilities and Members' Equity			
Current liabilities:			
Commissions payable		15,292	14,466
Accounts payable		2,148	4,673
Due to related party		-	370
Total current liabilities		17,440	19,509
Members' equity		90,482	102,947
	$	107,922	122,456

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Operations

Years ended December 31, 2013 and 2012

		2013	2012
Revenues:			
Commission income	$	249,690	251,750
Expenses:			
Commission expense		64,612	67,028
Compensation and related benefits		67,919	61,364
Occupancy and equipment rental		18,377	20,053
Consulting fees		10,660	9,057
Other operating expenses		25,869	28,223
		187,437	185,725
Operating income		62,253	66,025
Other income:			
Gain on disposal of assets		-	6,901
Interest and dividend income		7	187
		7	7,088
Net income	$	62,260	73,113

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2013 and 2012

	Member units		Total members' equity
Balance as of December 31, 2011	2,575	$	200,937
Members' draws	-		(171,103)
Net income	-		73,113
Balance as of December 31, 2012	2,575		102,947
Members' draws	-		(74,725)
Net income	-		62,260
Balance as of December 31, 2013	2,575	$	90,482

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2013 and 2012

		2013	2012
Cash flows from operating activities:			
Net income	$	62,260	73,113
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of assets		-	(6,901)
Depreciation and amortization		12,099	16,739
Changes in operating assets and liabilities:			
Payable to clearing organization		-	1,084
Commissions receivable		3,916	(1,503)
Prepaid expenses and other		3,428	2,360
Accounts payable		(2,895)	2,678
Commissions payable		826	1,329
Net cash provided by operating activities		79,634	88,899
Cash flows from investing activities:			
Proceeds from restricted cash		-	20,664
Net cash provided by investing activities		-	20,664
Cash flows from financing activities-members' draws		(74,725)	(160,000)
Net increase (decrease) in cash and cash equivalents		4,909	(50,437)
Cash and cash equivalents, beginning of year		49,407	99,844
Cash and cash equivalents, end of year	$	54,316	49,407
Noncash investing and financing activities:			
Distribution of fixed asset to member	$	-	11,103

See accompanying notes to financial statements.

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA).

During 2009 and 2010, the Company began transferring customer accounts, after approval by the customer, to Triangle Securities Wealth Management Company, Inc. (TSWM), a company affiliated by common ownership and established as a registered investment advisor. By January 31, 2011, all accounts had been moved to TSWM so that going forward, the Company's primary source of income is commission income on mutual fund trails and annuity trails.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management. As of December 31, 2013 and 2012, the Company did not hold any securities.

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition

Commissions from mutual fund trails are earned on assets held in the mutual funds. Commissions from annuity trails are derived from the sale of annuity products. Commission revenue is recognized when earned.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2010 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit at a financial institution as of December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Accounting principles generally accepted in the United States of America require entities to report comprehensive income in their financial statements. Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in members' equity arising from non-owner sources, which are referred to as other comprehensive income. The Company has no items of other comprehensive income (loss) to report for any period presented.

(3) Fair Value Measurements of Financial Instruments

Financial instruments other than investment securities held by the Company include cash and cash equivalents, receivables, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(4) Property and Equipment

Property and equipment consist of the following:

		2013	2012
Equipment	$	99,609	110,091
Furniture		101,144	101,144
Leasehold improvements		15,094	15,094
Landscaping		37,287	37,287
Software		9,978	14,007
		263,112	277,623
Less accumulated depreciation and amortization		(225,642)	(228,054)
	$	37,470	49,569

(5) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(6) Leases

The Company and TSWM lease its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009. A third amendment was signed subsequent to December 31, 2009, which provided for a minimum annual rental of $120,000, commencing on January 1, 2010 and ending December 31, 2014. A fourth amendment was signed subsequent to December 31, 2013, which provided for a minimum annual rental of $144,000 per year, commencing on January 1, 2014 and ending December 31, 2018. The Company is responsible for 5% of the minimum annual rent related to this amendment, with TSWM incurring the remaining rent expense.

During 2013 and 2012, the Company paid $6,400 and $6,300 in rent to this affiliated entity. During 2013 and 2012, TSWM incurred the remainder of the rent expense. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

Minimum future rental payments for the facilities lease are as follows:

Year ending December 31,		
2014	$	7,200
2015		7,200
2016		7,200
2017		7,200
2018		7,200
	$	36,000

(7) Related Party Transactions

The Company entered into an expense sharing agreement with TSWM, whereby, certain expenses will be assumed by TSWM and allocated to the Company and vice versa. The Company received management fees totaling approximately $36,774 for 2013 and $45,813 for 2012 from TSWM. The Company also paid $93,401 and $82,242 of management fees to TSWM for 2013 and 2012. The management fees have been recorded to the related expense accounts, including compensation, broker payroll, rent and research.

See note 6 concerning the Company's facilities lease.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2013, the Company had net capital of $44,128 which was $39,128 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company maintains a special account for the exclusive benefit of customers.

(9) Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 21, 2014, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013 and 2012

		2013	2012
Net Capital:			
Members' equity	$	90,482	102,947
Deductions:			
Non-allowable assets		46,354	61,812
Net capital	$	44,128	41,135
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	2,148	4,673
Commissions payable		15,292	14,466
Due to related party		-	370
Total aggregate indebtedness	$	17,440	19,509
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	1,163	1,301
Minimum dollar net capital requirement (B)	$	5,000	5,000
Net capital requirement - greater of (A) or (B)	$	5,000	5,000
Excess net capital	$	39,128	36,135
Ratio of aggregate indebtedness to net capital		0.40	0.47
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2013):			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	44,128	41,183
Audit adjustments:			
Commissions payable		-	(48)
Net capital per above	$	44,128	41,135

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 21, 2014